BankUnited, N.A.
7815 NW 148th Street
Miami Lakes, FL 33016
T 877 779 2265
www.bankunited.com

October 10, 2024
U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Spitz
Michael Volley
Robert Arzonetti
Tonya Aldave

Re:	BankUnited, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed on February 20, 2024
File No. 001-35039

Ladies and Gentlemen:

    On behalf of BankUnited, Inc. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 16, 2024, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) filed with the Commission on February 20, 2024.

    For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 1A. Risk Factors
The geographic concentration of our markets in Florida and the New York area, page 15

1.We note the reference to disruption or deterioration in the economic conditions or real estate markets in Florida and the New York Tri-State area. Given large geographic concentrations of your loans in these areas, please revise future filings to further clarify and provide additional disclosure on the risks inherent to your operations in these areas. By way of example only, we note risks related to the availability and cost of property insurance in Florida and risks related to rent controls in New York.

Response: The Company respectfully advises the Staff that it will include in future filings commencing with its next Form 10-K further clarification and additional disclosure regarding the risks inherent to its operations in Florida and the New York Tri-State area.

Management’s Discussion and Analysis of Financial Condition
Interest Rate Risk, page 66

2.    We note your disclosure on page 67 relating to the Economic Value of Equity (or EVE) analysis. We further note your statement that “[m]any assumptions were used by [you] to calculate the impact of changes in interest rates on forecasted net interest income and EVE.” In future filings, please revise your disclosure to discuss the key assumptions underlying the EVE analysis.

Response: The Company respectfully advises the Staff that it will revise its disclosure in future filings to discuss the key assumptions underlying its EVE analysis.

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    If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (786) 313-1698 or llunak@bankunited.com.

Sincerely yours,

/s/ Leslie Lunak
Leslie Lunak
Chief Financial Officer